OCCAM NETWORKS, INC.

77 Robin Hill Road

Santa Barbara, California 93117

October 30, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng

Re:	Occam Networks, Inc.
Registration Statement on Form S-1
File No. 333-134318

Acceleration Request

Requested	Date: November 1, 2006
Requested	Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Occam Networks, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-134318) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, OCCAM NETWORKS, INC.

By:	/s/ Christopher B. Farrell
Christopher B. Farrell Chief Financial Officer